UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report (date of earliest event reported): May 17, 2018

SHANTINIKETAN INTERNATIONAL CORPORATION

(Exact name of issuer as specified in its charter)

Nevada	82-2169537
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

2100 ShantiNiketan Blvd, Tavares, Florida 32778

(Full mailing address of principal executive offices)

(352) 508-7060

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Fundamental Changes

Amendment to Purchase and Sales Agreement with ShantiNiketan Ashram, Inc.

As previously disclosed, on January 16, 2018, ShantiNiketan International Corporation (the “Company”) entered into a purchase and sales agreement with ShantiNiketan Ashram, Inc. (“SN Ashram”), a Florida non-profit organization controlled by the Company’s Chairman of the Board of Director, for the purchase of real property (the “Agreement”).

On May 17, 2018, the Company and SN Ashram entered into an amendment to the Agreement (the “Amendment”). The Amendment changed the method of payment of the $3,000,000 purchase price for the real property to $500,000 in cash previously paid and the balance of $2,500,000 payable by the issuance of 2,500,000 shares of fully paid and nonassessable unregistered shares of the Company’s Common Stock, par value $0.001 per share. The Amendment did not change the total purchase price of $3,000,000 for the real property.

The foregoing description of the Agreement and the Amendment does not purport to be complete and is subject to and qualified in its entirety by reference to the Agreement and the Amendment, which are filed as Exhibits 6.1 and 6.2 to this Current Report on Form 1-U and are incorporated herein by reference.

Item 8.	Certain Unregistered Sales of Equity Securities

The information set forth in Item 1 of this Current Report on Form 1-U is incorporated by reference into this Item 8.

The shares of Common Stock referenced herein were issued in reliance upon the exemption from securities registration afforded by the provisions of Section 4(a)(2) of the Securities Act of 1933, as amended.

Exhibit Index

Exhibit	Description
6.1	Purchase and Sales Agreement between ShantiNiketan Ashram, Inc. and ShantiNiketan International Corporation dated January 18, 2018 (incorporated by reference to Exhibit 10.3 to the Company’s Form 1-K filed with the SEC on April 27, 2018 ).

6.1*	Amendment to Purchase and Sales Agreement between ShantiNiketan Ashram, Inc. and ShantiNiketan International Corporation dated May 17, 2018.

* Filed herewith.

SIGNATURE

Pursuant to the requirements of Regulation A, the Issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SHANTINIKETAN INTERNATIONAL CORPORATION

Date: May 18, 2018	By:	/s/ Appaswamy “Vino” Pajanor
Appaswamy “Vino” Pajanor
Chief Executive Officer